Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
- Amendment
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS METAL MANAGEMENT LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER JOHN RENWICK
Date of last notice	31 March 2009

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Simsmetal Executive Staff Superannuation Pty Limited ABN 95 069 238 937 as trustee of the Sims Metal Management Deferred Tax Director and Employee Share Plan.
Date of change	29 June 2009
No. of securities held prior to change	3,062
Class	Ordinary
Number acquired	82
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,094
No. of securities held after change	3,144

+ See chapter 19 for defined terms.
Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-Executive Directors Share Plan (on-market trade).

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.
Appendix 3Y Page 2